UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                 SCHEDULE 13G/A

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                             E.on AG (f/k/a Veba AG)
             -------------------------------------------------------
                                (Name of issuer)

                                 Ordinary Shares
             -------------------------------------------------------
                         (Title of class of securities)

                                    268780103
             -------------------------------------------------------
                                 (CUSIP number)

                                December 31, 2000
             -------------------------------------------------------
             (Date of Event which requires filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this schedule is filed:

                                ( ) Rule 13d-1(b)
                                (x) Rule 13d-1(c)
                                ( ) Rule 13d-1(d)
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-------------------                                            -----------------
CUSIP No. 268780103                   13G                      Page 2 of 7 Pages
-------------------                                            -----------------

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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) ( )
                                                                         (b) ( )
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
--------------------------------------------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                       5,431,022
REPORTING                 ------------------------------------------------------
PERSON WITH                  6      SHARED VOTING POWER

                                    18,886,097
                          ------------------------------------------------------
                             7      SOLE DISPOSITIVE POWER

                                    5,679,321
                          ------------------------------------------------------
                             8      SHARED DISPOSITIVE POWER

                                    21,167,420
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         26,846,741
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                      ( )
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         3.5%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
--------------------------------------------------------------------------------

Item 1(a). Name of Issuer:

           E.on AG f/k/a Veba AG (the "Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

           The  address  of  the  Issuer's   principal   executive   offices  is
Bennigsen-Platz 1, 40474 Duesseldorf, Nordrhein-Westfalen, Federal Republic of Germany.

Item 2(a). Name of Person Filing:

           This statement is filed on behalf of Deutsche Bank AG ( the "Reporting Person"). This Schedule 13G/A is filed pursuant to Rule 13d-2(b).

Item 2(b). Address of Principal Business Office or, if none, Residence:

           The  principal   place  of  business  of  the  Reporting   Person  is
Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

Item 2(c). Citizenship:

           The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d). Title of Class of Securities:

           The title of the securities is Ordinary Shares, which also includes securities held in the form of American Depository Shares (the "Ordinary Shares").

Item 2(e). CUSIP Number:

           The CUSIP number of the Ordinary Shares is set forth on the cover page.

Item 3.    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
           (c), check whether the person filing is a:

           (a) ( )    Broker or dealer registered under section 15 of the Act;

           (b) ( )    Bank as defined in section 3(a)(6) of the Act;

           (c) ( ) Insurance Company as defined in section 3(a)(19) of the Act;

           (d) ( ) Investment Company registered under section 8 of the Investment Company Act of 1940;

           (e) ( )    An  investment  adviser  in  accordance  with  Rule  13d-1
                      (b)(1)(ii)(E);

           (f) ( ) An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

           (g) ( ) A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

           (h) ( ) A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

           (i) ( )    A church plan that is excluded  from the  definition of an
                      investment   company   under   section   3(c)(14)  of  the
                      Investment Company Act of 1940;

           (j) ( )    Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

           If this statement is filed pursuant to Rule 13d-1 (c), check this box. (x)

Item 4.    Ownership.

           (a)        Amount beneficially owned:

                      The Reporting Person owns the amount of the Ordinary Shares as set forth on the cover page.

           (b)        Percent of class:

                      The Reporting Person owns the percentage of the Ordinary Shares as set forth on the cover page.

           (c)        Number of shares as to which such person has:

                      (i)        sole power to vote or to direct the vote:

                                 The Reporting Person has the sole power to vote
                      or direct the vote of the Ordinary Shares as set forth on the cover page.

                      (ii)       shared power to vote or to direct the vote:

                                 The  Reporting  Person has the shared  power to
                      vote or direct the vote of the Ordinary Shares as set forth on the cover page.

                      (iii)      sole   power  to   dispose  or  to  direct  the
                                 disposition of:

                                 The  Reporting  Person  has the  sole  power to
                      dispose or direct the disposition of the Ordinary Shares as set forth on the cover page.

                      (iv) shared power to dispose or to direct the disposition of:

                                 The  Reporting  Person has the shared  power to
                      dispose or direct the disposition of the Ordinary Shares as set forth on the cover page.

Item 5.    Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities check the following [x].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Except for the Ordinary Shares over which the Reporting Person exercises sole disposition or voting control, investment management clients of the Reporting Person's subsidiaries have the ultimate right to dividends from Ordinary Shares held on their behalf and the proceeds from the sale of Ordinary Shares held on their behalf.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           The following are subsidiaries of the Reporting Person which acquired the Ordinary Shares included in the figures on the cover pages: DWS Investment GmbH; Deutsche Vermogensbildungsgesellschaft mbh; DWS (Austria) Investmentgesellschaft; DWS Investment Management S.A. Luxemburg; Deutsche Asset Management Limited; Deutsche Asset Management (International) Limited; Deutsche Asset Management Investment Services Limited; Deutsche Asset Management Life & Pensions Ltd.; Deutsche Investment Trust Managers Ltd; Nissay Deutsche Asset Management Limited; DB Gestion Sociedad Gestora de Instituciones de Inversion Colectiva, Sociedad Anonima; Deutsche Asset Management Investmentgesellschaft GmbH; Deutsche Asset Management International GmbH; Deutscher Herold Lebensversicherungs-AG der Deutschen Bank; Deutsche Securities Ltd.; Deutsche Bank International Ltd; Deutsche Asset Management SGR SpA; Deutsche Trust Bank Ltd.; Morgan Grenfell & Co. Ltd.; Deutsche Funds Management Limited; and Deutsche Asset Management Japan Ltd.

Item 8.    Identification and Classification of Members of the Group.

           Not applicable.

Item 9.    Notice of Dissolution of Group.

           Not applicable.

Item 10.   Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2001

                                             DEUTSCHE BANK AG

                                             By:  /s/ Christoph Kirschhofer
                                                --------------------------------
                                                Name:      Christoph Kirschhofer
                                                Title:     Director

                                             By:  /s/ Karl-Heinz Baumann
                                                --------------------------------
                                                Name:      Karl-Heinz Baumann
                                                Title:     Director